Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
To the Savings Plan Committee
Wyeth Union Savings Plan:

We consent to the incorporation by reference in the Registration Statement on Form S-8 dated October 16, 2009 (File No. 333-162521) of our report dated June 28, 2018, with respect to the statements of net assets available for plan benefits of the Wyeth Union Savings Plan as of December 31, 2017 and 2016, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2017, and the supplemental schedule of Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, which report appears in the December 31, 2017 annual report for Form 11-K of the Wyeth Union Savings Plan.
/s/ KPMG LLP
Memphis, Tennessee
June 28, 2018